Exhibit 99.1

Wearable Devices' Mudra Band for Apple Watch is Available for Preorder

Thousands of preorders for the Mudra Band have already been received as the Company prepares for its first volume manufacturing batch

YOKNEAM ILLIT, ISRAEL, May 25, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company developing AI-powered touchless sensing wearables, today announced that its flagship consumer product, the Mudra Band for Apple Watch, is now available for preorder at www.mudra-band.com, as the Company prepares for its first volume manufacturing batch.

The Mudra Band, originally designed for the touchless operation of the Apple Watch using neural signals, has since broadened product features with Air-Touch, which enables users to operate products across Apple’s ecosystem of devices using intuitive subtle finger movements and hand gestures without the need for physical touch. The latest features allow users to toggle and switch between connected devices with a seamless transition between iPhone, iPad, Mac computer, and Apple TV devices, smart glasses, and various mobile gaming devices.

“We believe that the Mudra Band is setting the input standard for connected devices, extended reality, and gaming by enabling immersive and intuitive user interactions that transform the ways that people interact with their electronic devices,” commented Asher Dahan, Chief Executive Officer at Wearable Devices. “As we prepare for our first volume manufacturing batch of the band, we are scaling our marketing and support capabilities to accommodate the considerable early demand we’re seeing for our products with thousands of preorders already received, and our objective is to begin shipments in the second half of 2023. This is a very exciting step for our Company, and we look forward to keeping you apprised of further progress.”

The Mudra Band is compatible with various Apple Watch models and its functionality is being extensively tested and approved by a global community of thousands of Apple enthusiasts as the ultimate after-market accessory for the Apple Watch to control products across the entire Apple ecosystem.

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”) is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, the Mudra Inspire, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Metaverse, one of the most rapidly expanding landscapes in the tech industry. The Company’s common stock trades on the Nasdaq market under the symbol “WLDS”. For more information, please visit https://www.wearabledevices.co.il/.

Contact Wearable Devices: https://www.wearabledevices.co.il/contact

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that the Mudra Band is setting the input standard for connected devices, extended reality, and gaming and our intention to begin shipments of the Mudra Band in the second half of 2023. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com